ILC TECHNOLOGY, INC.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                               February 12, 1997
                             ----------------------

     The 1996 Annual Meeting of the Shareholders of ILC Technology, Inc., a California corporation (the "Company"), will be held on Wednesday, February 12, 1997, at 2:00 p.m. local time at the principal office of the Company at 399 Java Drive, Sunnyvale, California, for the following purposes:

     1.   To elect a Board of four Directors.

     2. To approve an amendment to the 1992 Stock Option Plan to increase the number of shares of Common Stock reserved for issuance thereunder.

     3. To approve an amendment to the 1985 Employee Stock Purchase Plan to increase the number of shares of Common Stock reserved for insurance thereunder.

     4. To ratify the appointment of Arthur Andersen LLP as independent public accountants of the Company for fiscal 1997.

     5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

     These items of business are more fully described in the Proxy Statement accompanying this Notice.

     Only shareholders of record at the close of business on December 16, 1996 are entitled to notice of and to vote at the meeting.

     A majority of the Company's outstanding shares must be represented at the meeting (in person or by proxy) to transact business. To assure proper representation at the meeting, please mark, sign and date the enclosed proxy and mail it promptly in the enclosed self-addressed envelope. Your proxy will not be used if you revoke it either before or at the meeting.

Dated:  January 2, 1997



Ronald E.  Fredianelli
Secretary

IF YOU ARE UNABLE TO BE PERSONALLY PRESENT, PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. YOUR VOTE IS IMPORTANT.

                              ILC TECHNOLOGY, INC.
                                PROXY STATEMENT
                 INFORMATION CONCERNING SOLICITATION AND VOTING

     The enclosed proxy is solicited on behalf of the Board of Directors of ILC Technology, Inc. (the "Company") for use at the Annual Meeting of Shareholders (the "Meeting") to be held Wednesday, February 12, 1997 at 2:00 p.m. local time, or at any adjournment or postponement thereof. The Meeting will be held at the principal offices of the Company, which are located at 399 Java Drive, Sunnyvale, California 94089. The Company's telephone number is (408) 745- 7900. These proxy solicitation materials were mailed to shareholders on or about January 2, 1997.

     Shareholders of record at the close of business on December 16, 1996 are entitled to notice of, and to vote at, the Meeting. On December 16, 1996, 4,782,508 shares of the Company's Common Stock were issued and outstanding. A majority of the shares issued and outstanding as of December 16, 1996 must be present in person or represented by proxy at the Meeting for the transaction of business. Nominees for election of directors are elected by plurality vote of all votes cast at the Meeting. Approval of the amendments to the 1992 Stock Option Plan and the 1985 Employee Stock Purchase Plan to increase the number of shares of Common Stock reserved for issuance and ratification of Arthur Andersen LLP as the independent public accountants require the affirmative vote of a majority of the shares present at the Meeting in person or by proxy and entitled to vote. Abstentions have the effect of a negative vote, but broker non- votes do not affect the calculation.

     For the election of directors, shareholders may exercise cumulative voting rights which enable them to cast as many votes as there are directors to be elected, multiplied by the number of shares held by each shareholder. All such votes may be cast for one candidate or may be distributed as desired among two or more candidates. However, no shareholder shall be entitled to cumulate votes unless the candidate's name has been placed in nomination before the voting and the shareholder has given notice at the Meeting before the voting of the shareholder's intention to cumulate votes. If one shareholder gives such notice, all shareholders may cumulate their votes and the proxy holders may vote all proxies on a cumulative voting basis. On all other matters, each share has one vote.

     Any person may revoke a proxy at any time before its use by delivering to the Company a written revocation or a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

     The cost of this solicitation will be borne by the Company. These costs represent amounts normally expended for a solicitation for an election of directors. The Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally, by telephone or otherwise.

                      Deadline for Receipt of Shareholder
                       Proposals for 1997 Annual Meeting


     Proposals of shareholders that are intended to be presented by such shareholders at the Company's 1997 meeting of shareholders must be received by the Company no later than September 4, 1997.

                             ELECTION OF DIRECTORS

Nominees

     A board of four directors is to be elected at the Meeting. There will be two vacancies on the Board. The Company is currently undertaking a search for an additional outside director, as Wirt D. Walker, III recently decided not to stand for re-election to the Board. Unless marked to the contrary, all properly signed and returned proxies will be voted for the election of management's four nominees named below, all of whom are directors of the Company. If any nominee is unable or declines to serve as a director at the time of the Meeting, the proxies will be voted for any nominee designated by the present Board of Directors to fill the vacancy. The Company is not aware of any nominee who will be unable or will decline to serve as a director. The proxy holders reserve the right to cumulate votes for the election of directors in such a manner as will assure the election of as many of the nominees listed below as possible, and, in such event, the specific nominees to be voted for will be determined by the proxy holders. The term of office of each person elected as a director will continue until the next meeting of shareholders or until a successor has been elected and qualified.

     The names of the nominees and executive officers of the Company and certain information about them are set forth below.



                                                    Shares of Common Stock
                                                    Beneficially Owned as of
                                                    December 16, 1996(1)
                                                    ------------------------

Name, Principal Occupation              Director
 and Directorship                Age    Since       Number          Percent
 ----------------                ---    -----       ------          -------

Henry C. Baumgartner............. 64    1967        219,988(2)        4.5%
 Chairman of the Board of the
 Company since July 1996; Chief
 Executive Officer of the Company
 since April 1990; President of the
 Company from April 1990 to July
 1996; Chief Executive Officer and
 Chairman of the Board of the Company
 from November 1986 to April 1990.

Richard D. Capra.................  64    1995          1,250           *
 President and Chief Operating
 Officer of the Company since July
 1996; President and Chief Executive
 Officer of Philips Lighting Company,
 U.S. from 1983 to 1991; Director of
 Advanced Lighting Technologies

Arthur L. Schawlow...............  75    1984         22,000(4)        *
 Retired in 1991; Professor of
 Physics at Stanford University
 from 1961 to 1991; Director of the
 Company from 1969 to 1971 and since
 1984; Noble Prize in 1981 for
 contributions to the development of
 laser spectroscopy.

Harrison H. Augur................  55     1989        42,000(5)        1.0%
 General Partner of Capital Asset
 Management since June 1987; Executive
 Vice President and Director of Worms
 & Co., Inc. from April 1981 to
 August 1991.


-----------------------------
*        Less than 1%

(1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, subject to applicable community property laws and the information contained in the footnotes to the table.

(2) Includes 121,250 shares subject to outstanding options that are exercisable on or before February 14, 1997.

(3) These shares are subject to outstanding options that are exercisable on or before February 14, 1997.

(4) Includes 10,000 shares subject to outstanding options that are exercisable on or before February 14, 1997.

(5) Includes 30,000 shares subject to outstanding options that are exercisable on or before February 14, 1997.

 Director Compensation

     Members of the Board who are not also officers or employees of the Company ("Outside Directors") are paid an annual fee of $10,000 for services as director. Such fees are paid quarterly and prorated when a director does not serve for a full year. Directors receive no additional compensation for committee participation or attendance at committee meetings.

     During fiscal 1996, each Outside Director was granted automatic options to purchase a total of 5,000 shares of the Company's Common Stock at an exercise price of $11.00 per share. Dr. Schawlow exercised options to purchase 5,000 shares during fiscal 1996 for a net value realized of $39,375. As of September 28, 1996, options to purchase 60,000 shares were outstanding to the following Outside Directors, at the weighted average exercise price per share indicated:
Mr. Augur -- 40,000 shares at $6.91 per share; and Dr. Schawlow -- 20,000 shares at $10.06 per share.

Board Meetings and Committees

     The Board of Directors held a total of eight meetings during the fiscal year ended September 28, 1996. The Board has two committees: the Audit Committee and the Compensation and Stock Option Committee.

     The Audit Committee is comprised of Directors Augur, Walker and Schawlow. After the Meeting, the Audit Committee will be comprised of Directors Augur and Schawlow. The Audit Committee recommends engagement of the Company's independent public accountants and is primarily responsible for approving the services performed by the Company's independent public accountants and for reviewing and evaluating the Company's accounting practices and its systems of internal accounting controls. The Audit Committee held one meeting during fiscal 1996. Each quarter the Chairman of the Audit Committee meets with the Company's independent public accountants.


     The Compensation and Stock Option Committee is comprised of Directors Augur, Walker and Schawlow. After the Meeting, the Compensation and Stock Option Committee will be comprised of Directors Augur and Schawlow. The Compensation and Stock Option Committee recommends the amount and nature of compensation to be paid to the Company's Chief Executive Officer and reviews and approves the compensation plan for other corporate officers. It also reviews the performance of the Company's key employees who are eligible for the Company's Stock Option Plan and determines the number of shares, if any, to be granted each employee under such plan and the terms of such grants. The Compensation and Stock Option Committee held three meetings during fiscal 1996. No director attended fewer than 75% of all meetings of the Board of Directors held during fiscal 1996 or of all meetings of any committee upon which such director served during fiscal 1996.

                    AMENDMENT OF THE 1992 STOCK OPTION PLAN

     In November 1996, the Board of Directors adopted a resolution, subject to shareholder approval, approving an amendment to the Company's 1992 Stock Option Plan (the "Option Plan") to increase the number of shares of Common Stock issuable thereunder by 175,000 shares to 575,000 shares. Before giving effect to the proposed amendment, 8,749 shares of Common Stock were available for issuance under the Option Plan.

     Approval of the amendment to the Option Plan requires the affirmative vote of a majority of the shares present at the Meeting in person or by proxy and entitled to vote. The Board of Directors recommends that shareholders vote for the amendment to the Option Plan. The essential features of the Option Plan are summarized below.

     The purpose of the Option Plan is to advance the interests of the Company by giving the Company's employees and Outside Directors incentive through ownership of the Company's Common Stock to continue in the service of the Company and thereby to help the Company compete effectively with other enterprises for the services of qualified individuals. Options granted under the Option Plan may be either "incentive stock options" within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonstatutory stock options.

Administration

     The Option Plan is administered by the Compensation and Stock Option Committee of the Board of Directors (the "Committee"). In addition to having general supervisory and interpretive authority over the Option Plan, the Committee determines, upon the recommendation of management and subject to the terms and limits of the Option Plan, the employees, if any, to whom options will be granted, the time at which options are granted, the number of shares subject to each option and the terms and conditions of exercise of options.

Eligibility

     All employees (including officers and directors who are also employees) of the Company and its subsidiaries are eligible to receive incentive stock options under the Option Plan. Nonstatutory stock options may be granted under the Option Plan to employees and directors of the Company. Participants are selected by the Committee upon the recommendation of management. Nonstatutory stock options are also granted under the Option Plan to all Outside Directors pursuant to the automatic grant program. As of September 28, 1996, 618 persons were eligible to receive options under the Option Plan, of which seven were executive officers of the Company, 608 were non-executive officer employees and three were Outside Directors.

     Under the terms of the Option Plan, the aggregate fair market value (determined at the date of the option grant) of the stock with respect to which incentive stock options are exercisable for the first time by any employee during any calendar year may not exceed $100,000 and no participant can receive options to purchase more than a total of 100,000 shares of Common Stock under the Option Plan in any calendar year.

     The Option Plan provides for an automatic grant program for Outside Directors, whereby each year, each Outside Director is automatically granted a new ten-year nonstatutory stock option to purchase 5,000 shares of Common Stock, which is exercisable in cumulative annual increments of 25% beginning on the first anniversary of the date of grant. See "Option Plan Benefits."

Terms of Options

     Each option granted under the Option Plan must be evidenced by an option agreement between the Company and the optionee and has a term of up to 10 years, unless sooner terminated in accordance with the Option Plan or the option agreement. Options granted pursuant to the Option Plan need not be identical, but each option is subject to the following terms and conditions:

     (a) Exercise of Option. Options are exercisable by the optionee in such periodic increments and/or at such milestones as the Committee, in its sole discretion, shall determine on an individual basis with respect to each optionee. Options are generally exercisable in cumulative increments of 25% per year beginning on the first anniversary of the date of grant. In no event shall an officer or director of the Company exercise any option during the six-month period immediately following the grant of such option. An option is exercised by giving written notice of exercise to the Company, specifying the number of full shares of Common Stock to be purchased, and tendering payment of the purchase price and any applicable taxes to the Company. Payment for shares issued upon exercise of an option may consist of cash, check or delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price.

     (b) Exercise Price. The exercise price is determined by the Committee, provided that in no instance shall such price be less than the fair market value of the Common Stock on the date the option is granted. The Option Plan defines "fair market value" as the closing sales price of the Common Stock of the Company as reported by the Nasdaq National Market on the last market trading day before the date of grant. The closing sales price of the Company's Common Stock on the Nasdaq National Market on December 16, 1996 was $11 7/8 per share. Incentive stock options granted to shareholders owning more than 10% of the combined voting power of all the stock of the Company are subject to the additional restrictions that the exercise price be no less than 110% of the fair market value on the date of grant and that options expire no later than 5 years from the date of grant.

     (c) Termination of Employment. Incentive stock options granted under the Option Plan terminate 30 days after the optionee ceases to be employed by the Company unless (i) the termination of employment is due to permanent and total disability, in which case the option may be exercised at any time within 12 months after termination to the extent the option was exercisable on the date of termination; (ii) the optionee dies while employed by the Company, in which case the option may be exercised at any time within 12 months after death to the extent the option was exercisable on the date of death; or (iii) the option by its terms specifically provides otherwise. Subject to special rules for incentive stock options, the Committee may, in its discretion, extend the period of exercisability of an option after an optionee's termination of employment, but in no event shall any option be exercisable after the expiration date set forth in the option agreement.

     (d) Expiration of Options. No option is exercisable by any person after the expiration of 10 years from the date the option was granted.

     (e) Nontransferability of Option. Options granted under the Option Plan are transferable only by will or the laws of descent and distribution and are exercisable during the optionee's lifetime only by the optionee or the optionee's guardian or legal representative.

     (f) Other Provisions. The option agreement may contain such other terms, provisions and conditions not inconsistent with the Option Plan as the Committee may deem necessary or appropriate.

Adjustments Upon Changes in Capitalization

     The Option Plan provides for adjustments to be made in the shares subject to option to give effect to changes in the capital structure of the Company resulting from recapitalizations, stock splits, stock dividends, combinations of shares, mergers or reorganizations. Depending upon the circumstances, the particular adjustments may require a change in the number, kind and class of securities covered by the option and a change in the exercise price or prices thereof to give effect to the purpose and intent of the Option Plan. The Option Plan and all options terminate in the event of the dissolution or liquidation of the Company.

     Corporate Transactions. A Corporate Transaction is defined in the Option Plan generally as a merger or asset sale in which the Company does not survive, or any reorganization that results in the transfer of beneficial ownership of 50% or more of the Company's voting stock outstanding. Immediately before the effective date of a Corporate Transaction, each option outstanding under the Option Plan will automatically become exercisable in full unless the option is either to be assumed by the successor corporation or a parent thereof or replaced by a reasonably comparable option to purchase shares of the successor corporation or parent thereof, in connection with the Corporate Transaction. Upon the consummation of any Corporate Transaction, all outstanding options will terminate, to the extent not previously exercised by the optionees or assumed by the successor corporation or its parent company.

     Change in Control. Change in control is defined in the Option Plan generally as a tender or exchange offer that is not recommended by the Company's Board of Directors for 25% or more of the Company's voting stock by a person or related group of persons other than the Company or an affiliate of the Company, or a contested election for the Board of Directors that results in a change in a majority of the Board. Effective 15 days following the effective date of a Change in Control, each option outstanding under the Option Plan automatically becomes exercisable in full and will remain fully exercisable until the expiration or sooner termination of the option term specified in the option agreement.

     Acceleration of the exercisability of options in the event of a Corporate Transaction or a Change in Control may have the effect of depressing the market price of the Company's Common Stock and denying shareholders a premium that might otherwise be paid for their shares in such a transaction and may have the effect of discouraging a proposal for merger, a takeover attempt or other efforts to gain control of the Company.

Adjustment to Option Rights

     Subject to the general limitations of the Option Plan, the Committee may adjust the exercise price, term or any other provision of an option (other than automatic options granted to Outside Directors) by canceling and regranting the option or by amending or substituting the option. Options that have been so adjusted may have higher or lower exercise prices, have longer or shorter terms, or be subject to different rights and restrictions than prior options. The Committee may also adjust the number of options granted to an optionee by canceling outstanding options or granting additional options. Except for adjustments necessary to ensure compliance with any applicable state or federal law, no such adjustment may impair an optionee's rights under any option agreement without the consent of the optionee.

Amendment and Termination of the Option Plan

     The Board may amend the Option Plan from time to time or may suspend or terminate the Option Plan. In addition, to the extent necessary to comply with applicable laws or regulations, the Company shall obtain shareholder approval of any amendment to the Option Plan in such a manner as required. However, no such action by the Board or shareholders may alter or impair any option previously granted under the Option Plan without the consent of the optionee.

     The Option Plan terminates by its terms when all shares available for issuance under the Option Plan have been issued or in November 2002, whichever is earlier, subject to earlier termination by the Board of Directors. Notwithstanding such termination, options granted under the Option Plan will remain outstanding in accordance with their terms.

Option Plan Benefits

     Automatic options are granted to the Outside Directors at the meeting of the Committee held during the Company's third fiscal quarter. Under the Option Plan, each Outside Director after the Meeting, specifically Messrs. Augur and Schawlow, will receive an automatic grant of options to purchase 5,000 shares of Common Stock each calendar year.

Federal Income Tax Information

     The following summary is intended only as a general guide as to the federal income tax consequences under current law with respect to participation in the Option Plan and does not describe all possible federal and other tax consequences of such participation. Furthermore, the tax consequences of options are complex and subject to change, and a taxpayer's situation may be such that some variation of the described rules applies. The summary does not address other taxes that may affect an optionee such as state and local income taxes, federal and state estate, inheritance and gift taxes and foreign taxes. Optionees should consult with their own tax advisors before the exercise of any option and before the disposition of any shares acquired upon the exercise of an option.

     Incentive Stock Options. If an option is treated as an incentive stock option ("ISO"), the optionee does not recognize taxable income upon its grant or incur tax on its exercise (unless the optionee is subject to the alternative minimum tax described below). If the optionee holds the stock acquired upon exercise of an ISO ("ISO Shares") for more than one year after the date the option was exercised and for more than two years after the date the option was granted, the optionee generally will realize long-term capital gain or loss (rather than ordinary income or loss) upon disposition of the ISO Shares. This gain or loss will be equal to the difference between the amount realized upon such disposition and the amount paid for the ISO Shares. If the optionee disposes of ISO Shares before the expiration of either required holding period (a "disqualifying disposition"), then gain realized upon such disqualifying disposition, up to the difference between the fair market value of the ISO Shares on the date of exercise (or, if less, the amount realized on a sale of such ISO Shares) and the option exercise price, will be treated as ordinary income. Any additional gain will be long-term or short-term capital gain, depending upon the length of time the optionee held the ISO Shares. The Company will be entitled to a deduction in connection with the disposition of ISO Shares only to the extent that the optionee recognizes ordinary income on a disqualifying disposition of the ISO Shares.

     Alternative Minimum Tax. The difference between the exercise price and fair market value of the ISO Shares on the date of exercise of an ISO is an adjustment to income for purposes of the alternative minimum tax ("AMT"). The AMT (imposed to the extent it exceeds the taxpayer's regular tax) is 26% of an individual taxpayer's alternative minimum taxable income (28% in the case of alternative minimum taxable income in excess of $175,000). Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items and reducing this amount by the applicable exemption amount ($45,000 in the case of a joint return, subject to reduction in certain circumstances). If a disqualifying disposition of the ISO Shares occurs in the same calendar year as exercise of the ISO, there is no AMT adjustment with respect to those ISO Shares. Also, upon a sale of ISO Shares that is not a disqualifying disposition, alternative minimum taxable income is reduced in the year of sale by the excess of the fair market value of the ISO Shares at exercise over the amount paid for the ISO Shares.

     Nonstatutory Stock Options. An optionee does not recognize any taxable income at the time a nonstatutory stock option ("NSO") is granted. However, upon exercise of an NSO, the optionee must include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the amount paid for that stock upon exercise of the NSO. The included amount must be treated as ordinary income by the optionee and will be subject to income tax withholding by the Company. Upon resale of the shares by the optionee, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss. The Company will be entitled to a deduction in connection with the exercise of an NSO by a domestic optionee to the extent that the optionee recognizes ordinary income and the Company withholds tax.


               AMENDMENT OF THE 1985 EMPLOYEE STOCK PURCHASE PLAN

     In November 1996, the Board of Directors adopted a resolution, subject to shareholder approval, approving an amendment to the Company's 1985 Employee Stock Purchase Plan (the "Purchase Plan") to increase the number of shares of Common Stock issuable thereunder by 50,000 shares to 350,000 shares. Before giving effect to the proposed amendment, 61,588 shares of Common Stock remain available for issuance under the Purchase Plan.

     The Board of Directors recommends that shareholders vote for the amendment of the Purchase Plan. The Board of Directors believes that the Purchase Plan advances the interests of the Company by assisting the Company in attracting and retaining competent and motivated employees and by facilitating employee investment in the Company's Common Stock. The essential features of the Purchase Plan, as amended, are outlined below.

Description of the Purchase Plan

     General. The Purchase Plan, which is intended to qualify under Section 423 of the Code, provides for the grant to employees of rights to purchase shares of the Company's Common Stock.

     Administration. The Purchase Plan is administered by the Committee, which has final authority for interpretation of any provisions of the Purchase Plan or of any right to purchase stock granted under the Purchase Plan. All costs and expenses associated with the administration of the Purchase Plan are borne by the Company. In addition, the Purchase Plan provides certain indemnification provisions.

     Eligibility. Employees of the Company (including officers) become eligible for participation in the Purchase Plan after completing three months of continuous employment that customarily entails more than twenty hours a week and more than five months per calendar year. However, no employee is eligible to participate in the Purchase Plan if, immediately after the election to participate, such employee would own stock of the Company (including stock such employee may purchase under outstanding options) representing 5% or more of the total combined voting power or value of all classes of stock of the Company. In addition, no employee is permitted to participate if under the Purchase Plan and all similar purchase plans of the Company or its subsidiaries, such rights would accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined at the time the right is granted) for each calendar year.

     Participation. The Purchase Plan is implemented by one offering during each calendar quarter, beginning on the first trading day of the quarter and ending on the last trading day of the quarter ("Participation Period"). Eligible employees become participants in the Purchase Plan by executing a participation agreement and filing it with the Company no later than the deadline stated in the participation agreement, and if none is stated, then no later than the first day of the Participation Period. By enrolling in the Purchase Plan, a participant is deemed to have elected to purchase the maximum number of whole shares of Common Stock that can be purchased with the compensation withheld during the Participation Period.

     Payroll Deductions. The payroll deductions made for each participant may be any whole percentage of a participant's base earnings, up to a maximum of 10%. Base earnings is defined in the Purchase Plan as all compensation, excluding overtime, shift differential and all incentive compensation, sales commissions and other bonuses. Payroll deductions commence with the first paycheck issued during the Participation Period and are deducted from subsequent paychecks throughout the Participation Period unless changed or terminated as provided in the Purchase Plan. The participant may increase or decrease the rate of payroll withholding for the next Participation Period by filing a new participation agreement on or before the date specified in the participation agreement and if none is stated, then no later than the first day of the Participation Period for which the change is to be effective. The Company maintains a plan account in the name of each participant and credits the amount deducted from compensation to such account.

     Purchase of Stock; Price. As of the last day of each Participation Period, each participant's accumulated payroll deductions are applied to the purchase of whole shares of Common Stock at a price which is the lower of (i) 85% of the fair market value per share of the Common Stock on the first trading day of the Participation Period or (ii) 85% of the fair market value per share of the Common Stock on the last trading day during the Participation Period. The fair market value of the Common Stock on a given date is defined as the closing bid price as reported by the Nasdaq National Market. The closing sales price of the Company's Common Stock on the Nasdaq National Market on December 16, 1996 was $11 7/8 per share. In the event that the aggregate number of shares which all participants elect to purchase during a Participation Period exceeds the number of shares remaining for issuance under the Purchase plan, the available shares will be divided ratably and any excess cash will be refunded to the participants. Participants are notified by statements of account as soon as practicable following the end of each Participation Period as to the amount of payroll deductions, the number of shares purchased, the purchase price and the remaining cash balance of their plan account. Certificates representing whole shares are delivered to participants.

     Withdrawal  From  the  Purchase  Plan.   Participants   may  withdraw  from
participation in the Purchase Plan at any time up to the last day of a Participation Period by filing the prescribed form with the Company. As soon as practicable after withdrawal, payroll deductions cease and all amounts credited to the participant's plan account are refunded in cash, without interest. A participant who has withdrawn from the Purchase Plan will be a participant in future Participation Periods only if such participant re-enrolls pursuant to the Purchase Plan.

     Termination of Employment. Termination of a participant's status as a full-time or permanent part-time employee for any reason, including death, is treated as an automatic withdrawal from the Purchase Plan. In such event, the Company will distribute all funds held for the employee to the employee or, in the case of death, to the person or persons entitled thereto as provided in the Purchase Plan.

     Nontransferability. The rights of interests of any participant in the Purchase Plan or in any shares or cash to which such participant may be entitled, shall not be transferable by voluntary or involuntary assignment or by operation of law, or by any other manner than as permitted by the Code, by will or the laws of descent and distribution.

     Amendment and Termination of the Purchase Plan. The Board of Directors has the right to amend, modify or terminate the Purchase Plan at any time, except that the approval of the holders of a majority of the voting power of the Company's outstanding Common Stock is required for any amendment that (i) changes the number of shares reserved for issuance under the Purchase Plan; (ii) changes the percentage of fair market value used in the determination of the purchase price under the Purchase Plan; (iii) materially increases the benefits accruing to persons eligible to participate in the Purchase Plan; or (iv) materially changes the standards of eligibility for participation in the Purchase Plan. Unless sooner terminated, the Purchase Plan will terminate on the last day of the fiscal year ending in 2010.

     Adjustments Upon Changes in Capitalization. In the event of any reorganization, recapitalization, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation or other similar change in the capital structure of the Company, the Board of Directors may make such adjustment, if any, as it deems appropriate in the number, kind and purchase price of the shares available for purchase under the Purchase Plan and the maximum number of shares a participant may elect to purchase under the Purchase Plan in any Participation Period, subject to the limitations of Section 423 of the Code.

     Federal Income Tax Information

     The following summary is intended only as a general guide as to the federal income tax consequences under current law with respect to participation in the Purchase Plan and does not describe all possible federal and other tax consequences of such participation. Furthermore, the tax consequences are complex and subject to change, and a taxpayer's situation may be such that some variation of the described rules applies. The summary does not address other taxes that may affect a participant in the Purchase Plan such as state and local income taxes, federal and state estate, inheritance and gift taxes and foreign taxes. Participants should consult with their own tax advisors regarding the tax consequences of participation in the Purchase Plan.

     The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Participants will not recognize income for federal income tax purposes either upon enrollment in the Purchase Plan or upon the purchase of shares. All tax consequences are deferred until a participant sells the shares, disposes of the shares by gift or dies.

     If shares are held for more than one year after the date of purchase and more than two years from the beginning of the applicable Participation Period, or if the participant dies while owning the shares, the participant realizes ordinary income on a sale (or a disposition by way of gift or upon death) to the extent of the lesser of (i) 15% of the fair market value of the shares at the beginning of the Participation Period or (ii) the actual gain (the amount by which the market value of the shares on the date of sale, gift or death exceeds the purchase price). All additional gain upon the sale of shares is treated as long-term capital gain. If the shares are sold and the sale price is less than the purchase price, there is no ordinary income and the participant has a long-term capital loss for the difference between the sale price and the purchase price.

     If the shares are sold or are otherwise disposed of including by way of gift (but not death, bequest or inheritance) (in any case a "disqualifying disposition") within either the one-year or the two-year holding periods described above, the participant realizes ordinary income at the time of sale or other disposition, taxable to the extent that the fair market value of the shares at the date of purchase is greater than the purchase price. This excess will constitute ordinary income (not currently subject to withholding) in the year of the sale or other disposition even if no gain is realized on the sale or if a gratuitous transfer is made. The difference, if any, between the proceeds of sale and the fair market value of the shares at the date of purchase is a capital gain or loss. Capital gains may be offset by capital losses, and up to $3,000 of capital losses may be used annually against ordinary income.

     The Company will be entitled to a deduction in connection with the disposition of shares acquired under the Purchase Plan only to the extent that the participant recognizes ordinary income on a disqualifying disposition of the shares. The Company will treat any transfer of record ownership of shares as a disposition, unless it is notified to the contrary.

                    RATIFICATION OF APPOINTMENT OF AUDITORS

     The Board of Directors has selected Arthur Andersen LLP, independent public accountants, to serve as the auditors for the Company for fiscal 1997. At the Meeting, the shareholders will be asked to ratify such appointment.
Representatives of Arthur Andersen LLP are expected to attend the Meeting and will be given the opportunity to make a statement and to answer appropriate questions.

                               EXECUTIVE OFFICERS

     Ronald E. Fredianelli, age 47, has served as Chief Financial Officer of the Company since April 1990 and as Secretary since 1987. Except for the period from November 1985 to August 1986 and until he was elected Chief Financial Officer in 1990, Mr. Fredianelli was the Controller of the Company since August 1979. From November 1985 to August 1986, he was Controller of Synergy Computer Graphics.

     Felix J. Schuda, age 48, has served as Chief Technical Officer of the Company since September 1996 and as a Vice President of the Company since 1981. He has been employed by the Company in various engineering and engineering management positions since June 1976.

     Bert E. Smith, age 48, has served as Vice President of Operations of the Company since September 1996. In February 1996, he was named President of Converter Power, Inc., a wholly owned subsidiary of the Company. From 1984 until February 1996, he was an independent consultant and from November 1994 until his appointment as President of Converter Power, Inc., he served as a consultant to the Company.

     John A. Lucero, age 47, has served as Vice President of Marketing and Sales of the Company since September 1996. He joined the Company in August 1994 as Director of Sales. From June 1991 to August 1994, he was employed by Crystal Technology, Inc., an electro-optics company, in management positions in marketing and operations.

     Dennis M. Toohey, age 49, has served as Vice President of Logistics and Quality of the Company since October 1996. From May 1995 to September 1996, he was General Manager of Coils, Inc., an electronic parts manufacturer. From May 1993 to May 1995, he was employed by LeMans Corporation, an auto parts distributor, as Vice President of Operations. From February 1992 to April 1993, he was Vice President, Logistics at Harley-Davidson and from April 1990 to February 1992 he was Vice President, Logistics at General Tire/Continental A.G.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth information with respect to each executive officer of the Company, each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock and all officers and directors of the Company as a group. For information regarding the beneficial ownership of the Company's Common Stock by each nominee for director, see "Election of Directors--Nominees." ~


                                             Shares of Common Stock  Beneficially
                                             Owned as of December 16, 1996
                                             -----------------------------

Name                                        Number                 Percent
----                                        ------                 ------

Marvin Schwartz..........................   302,000(1)                6.31%
 Neuberger & Berman
 605 Third Avenue
 New York, New York 10158-3698
Felix J. Schuda..........................    92,984(2)                1.9%
 Vice President-Chief Technical Officer
Ronald E. Fredianelli....................    71,543(3)                1.5%
 Chief Financial Officer and Secretary
John A. Lucero...........................     6,950(4)                 *
 Vice President, Sales and Marketing
Bert E. Smith............................          -                   -
 Vice President, Operations
Dennis M. Toohey.........................          -                   -
 Vice President, Logistics and Quality
All Officers and Directors as a Group
 (9 persons)                                 456,715(5)               9.2%



-----------------------------
*        Less than 1%
(1) The share ownership is as reported on Schedule 13D filed with the Securities & Exchange Commission in July 1996.
(2) Includes 41,250 shares subject to outstanding options that are exercisable on or before February 14, 1997.
(3) Includes 55,000 shares subject to outstanding options that are exercisable on or before February 14, 1997.
(4) Includes 6,250 shares subject to outstanding options that are exercisable on or before February 14, 1997.
(5) Includes 265,000 shares subject to outstanding options that are exercisable on or before February 14, 1997.

                             EXECUTIVE COMPENSATION

     Summary Compensation Table The following table shows certain information concerning the compensation of each of the Company's executive officers for services rendered in all capacities to the Company for the fiscal years ended 1996, 1995 and 1994.


                                 Annual Compensation
                                 -------------------



                                                                All Other
Name and Principal Position   Fiscal Year Salary(1)  Bonus(2) Compensation (3)
---------------------------   ---------------------  -------------------------
Henry C. Baumgartner          1996      $175,000     $     -     $2,558
 Chief Executive Officer      1995       175,000     $26,392      3,021
                              1994       144,462      26,417      2,889

Richard D. Capra (4)          1996        25,385          --         --
 President and Chief          1995        10,000          --         --
 Operating Office

Bert E. Smith (5)             1996       136,314          --         --
 Vice President, Operations   1995        82,180          --         --


Ronald E. Fredianelli (6)     1996       120,000          --      2,215
 Chief Financial Officer      1995       113,423       19,074     2,262
 and Secretary                1994       101,192       20,913     2,024

Felix J. Schuda               1996       115,000           --     2,100
 Vice President-Chief         1995       105,000       15,893     2,100
 Technical Officer            1994        97,292       20,253     1,946

John A. Lucero (7)            1996        96,442           --     1,919
 Vice President, Sales and    1995        91,642       12,459     1,823
 Marketing                    1994        10,585           --        --


(1) No compensation is paid to officers of the Company for services rendered as directors. Dennis M. Toohey, who joined the Company in October 1996 as Vice President, Logistics and Quality, is compensated at an annual salary rate of $120,000.
(2) Includes cash bonuses paid during the year and cash bonuses accrued for services rendered during the year.
(3) Company matching contributions under the Company's Thrift Incentive Savings Plan.
(4) Mr. Capra, who joined the Company in July 1996, is currently compensated at an annual salary rate of $200,000. Amounts for 1995 represent compensation for services as a director.
(5) Mr. Smith, who joined the Company in February 1996, is compensated at an annual salary rate of $140,000. Amounts for prior periods represent consulting fees.
(6) Mr. Fredianelli is currently compensated at an annual salary rate of $130,000.
(7) Mr. Lucero joined the Company in August 1994. He is currently compensated at an annual salary rate of $120,000.

Option Grants in Fiscal 1996

     The following table sets forth information regarding option grants to the executive officers in fiscal 1996. In accordance with the rules of the Securities and Exchange Commission, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their ten-year term. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted to the end of the option terms.

                          Option Grants in Fiscal 1996

                                Individual Grants
                                -----------------

                       Name          Percent of
                       Number of     Total Options
                       Securities    Granted to
                       Underlying    Employees in   Exercise Price   Expiration
                       Options       Fiscal 1996    Per Share         Date
Name                   Granted (1)
----                   -----------   -----------    ---------         ----

Henry C. Baumgartner... 25,000           13%         $ 9.00           11/6/05
Richard D. Capra....... 55,000           30%          11.25           7/16/06
Bert E. Smith.......... 25,000           13%          10.625          3/28/06
Ronald E. Fredianelli.. 20,000           11%           9.00           11/6/05
Felix J. Schuda........  5,000            3%           9.00           11/6/05
John A. Lucero.........  5,000            3%           9.00           11/6/05




                               Potential Realizable Value at Assumed
                               Annual Rates of Stock Appreciation
                                    for Option Terms(2)
                                    -------------------
                                    5%                    10%
                                    --                    ---
Henry C. Baumgartner..........  $141,501               $358,592
Richard D. Capra..............   389,129                986,128
Bert E. Smith.................   167,050                423,338
Ronald E. Fredianelli.........   113,201                286,874
Felix J. Schuda...............    28,300                 71,718
John A. Lucero................    28,300                 71,718

-----------

(1) The options shown in the table were granted at fair market value and become exercisable in cumulative increments of 25% of the shares per year, commencing on the first anniversary of the date of grant. The options shown in the table will expire ten years from the date of grant, subject to earlier termination upon termination of employment.

(2) The assumed annual compound rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future stock prices.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End
 Option Values

     The following table shows the number of shares of Common Stock acquired by the executive officers upon the exercise of stock options during fiscal 1996, the net value realized at exercise, the number of shares of Common Stock represented by outstanding stock options held by each executive officer as of September 28, 1996 and the value of such options based on the closing price of the Company's Common Stock on September 28, 1996, which was $11.13.

                                                                      Value of
                                                      Number of     Unexercised
                                                    Unexercised    In-the-Money
                                                    Options at      Options at
                                                 at FY-End (#)(1)  FY-End ($)(2)
                                                 ----------------  -------------
                 Shares Acquired  Value Realized   Excerisable/    Exercisable/
Name             of Exercise (#)     ($) (3)      Unexercisable   Unexercisable
----             ---------------     -------      -------------   -------------

Henry C. Baumgartner     --             --     115,000/25,000   $854,625/$53,125
Richard D. Capra         --             --       1,250/58,750      2,031/469
Bert E. Smith            --             --          0/25,000       0/12,500
Ronald E. Fredianelli    --             --       50,000/20,000   345,000/42,500
Felix J. Schuda         1,000        $9,750      40,000/5,000    252,000/10,625
John A. Lucero           --             --        5,000/10,000    18,750/29,375

-------------------------------

(1) Represents the total number of shares subject to stock options held by each executive officer. These options were granted on various dates during fiscal years 1987 through 1996 and are exercisable on various dates beginning in 1988 and expiring in 2006.
(2) Represents the difference between the exercise price and $11.13, which is the September 28, 1996 closing price. Stock option exercise prices range from $2.13 to $11.25.
(3) Aggregate market value of the shares covered by the option at the date of exercise, less the aggregate exercise price.

                     COMPENSATION COMMITTEE INTERLOCKS AND
                INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     The Compensation and Stock Option Committee of the Board of Directors (the "Committee") is composed of Harrison H. Augur, Chairman, Arthur L. Schawlow and Wirt D. Walker. All are independent outside directors. Richard D. Capra served on the Committee until July 1996, when he was elected President and Chief Operating Officer of the Company.



                 BOARD COMPENSATION AND STOCK OPTION COMMITTEE
                        REPORT ON EXECUTIVE COMPENSATION

     The Committee is charged with the responsibility for reviewing the performance and approving the compensation of key executives and for establishing general compensation policies and standards for reviewing management performance. The Committee also reviews both corporate and key executive performance in light of established criteria and goals and approves individual key executive compensation.

Compensation  Philosophy

     The executive compensation philosophy of the Company is to provide competitive levels of compensation that advance the Company's annual and long-term performance objectives, reward corporate performance, and assist the Company in attracting, retaining and motivating highly qualified executives.

     The framework for the Committee's executive compensation programs is to establish base salaries which are competitive and to incentivize excellent performance by providing executives with the opportunity to earn additional remuneration linked to the Company's profitability. The incentive plan goals are designed to improve the effectiveness and enhance the efficiency of Company operations, to provide savings for customers and to create value for shareholders. It is also the Company's policy to encourage share ownership by executive officers and Outside Directors through the grant of stock options.

Components of Compensation

     The compensation package of the Company's executive officers consists of base annual salary, bonus opportunities and stock option grants.

     At executive levels, base salaries are reviewed but not necessarily increased annually. Base salaries are fixed at competitive amounts paid to individuals with comparable qualifications, experience and responsibilities engaged in similar businesses as the Company. The Company develops its executive compensation data from a nationally recognized survey for high technology companies of similar size, industry and location. Dr. Schuda's base salary of $105,000 was increased to $115,000 in October 1995. No other executive officer of the Company received a salary increase in fiscal 1996. However, the Company typically adjusts base salary levels in connection with promotions. Mr. Lucero's base salary of $95,000 was increased to $120,000 in August 1996, in connection with his appointment as an executive officer of the Company.

     Incentive compensation is closely tied to the Company's success in achieving financial performance goals. Each year the Committee approves a management bonus program based upon performance objectives for executive officers and other key employees. Under the program, a participant may receive in any year a portion of a management bonus pool, which pool is based on a percentage of yearly pre-tax profits with no ceiling. The participant's share is based on his or her base wage as a percent of the total salaries of all participants during the management bonus period. The participant's distribution is then calculated in accordance with a bonus point scaling system tied to financial performance goals. In addition, all employees share in another bonus program based solely on a percentage of pre-tax profits, again with no ceiling, and distributed based on a percentage of base salary.

     The Company uses stock options both to reward past performance and to motivate future performance, especially long-term performance. Stock options typically have been granted to executive officers when the executive first joins the Company, in connection with a significant change in responsibilities, to provide greater incentives to continue their employment with the Company and, occasionally, to achieve equity within a peer group. The Committee may, however, grant additional stock options to executives for other reasons. The number of shares subject to each stock option granted is within the discretion of the Committee and is based on anticipated future contribution and ability to impact corporate results, past performance or consistency within the executive's peer group. The Committee considered these factors, as well as the number of options held by such executive officers that would remain unvested at the end of fiscal 1995, in determining the number of options to grant to executive officers for fiscal 1996. The Committee believes that through the use of stock options, executive interests are directly tied to enhancing shareholder value. Stock options are granted at fair market value as of the date of grant, and have a term of ten years. The options vest 25% per year, beginning on the first anniversary date of the grant. The stock options provide value to the recipients only when the market price of the Company's Common Stock increases above the option grant price and only as the shares vest and become exercisable.

     In November 1996, the Board of Directors authorized severance agreements for certain key managers in the event of a change of control of the Company and subsequent actual or constructive termination of the covered manager without cause. The severance pay will be a multiple of current base salary (.5 to 3 times, depending on seniority).

     The change of control severance agreements are intended to maintain management objectivity and continuation during any negotiation process.

Mr. Baumgartner's 1996 Compensation

     The Committee makes decisions regarding the compensation of the Chief Executive Officer using the same philosophy set forth above. The Committee's approach in setting Mr. Baumgartner's base compensation, as with that of the Company's other executives, is to be competitive with other companies within the industry, taking into consideration company size, operating conditions and compensation philosophy and performance. Mr. Baumgartner's base salary in fiscal 1996 was the same as his base salary in fiscal 1995. Mr. Baumgartner's fiscal 1996 incentive compensation was earned under the same bonus plans and performance criteria that were described previously in this report. He received 25,000 stock option grants at $9.00 per share during fiscal 1996.

Compliance  with Section 162(m) of the Internal  Revenue Code

     The Company intends to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986 for fiscal 1997. The Option Plan is in compliance with Section 162(m) by limiting the number of shares subject to options to be granted to any participant. The Company does not expect cash compensation for fiscal 1996 to be affected by the requirements of Section 162(m).

                           COMPENSATION AND STOCK OPTION COMMITTEE

                           Harrison H. Augur, Chairman
                           Arthur L. Schawlow
                           Wirt D. Walker, III

                               PERFORMANCE GRAPH

     The Securities and Exchange Commission requires that the Company include in this Proxy Statement a line- graph presentation comparing cumulative, five-year shareholder returns on an indexed basis with (i) a broad equity market index and
(ii) either an industry index or peer group. The following graph compares the percentage change in the cumulative total shareholder return on the Company's Common Stock against the cumulative total return of the Standard & Poors 500 Index and the NASDAQ SIC Group 364 (Electric Lighting and Wiring Equipment) for a period of five years. "Total return," for the purpose of this graph, assumes reinvestment of all dividends, if any. The stock price performance shown on the graph is not necessarily indicative of future price performance.


                Comparison of Five Year Cumulative Total Return*
                 Among ILC Technology, Inc., The S&P 500 INDEX
                            and NASDAQ SIC Group 364


Edgar representation of data points used in printed graphic


          ILC Technology, Inc.      SDAQ SIC Group 364           S&P 500

9-91           100                      100                      100
9-92            84                      111                      118
9-93            84                      125                      145
9-94            64                      130                      170
9-95            80                      169                      212
9-96            79                      203                      216


     *100 invested on 9/30/91 in stock or index, including reinvestment of dividends. Fiscal year ending September 28.

CERTAIN TRANSACTIONS

     In November 1996, the Company entered into Compensation Agreements with ten of its key employees, including six executive officers, that would provide severance benefits effective upon a change in control of the Company. Each agreement provides that if, during the two-year period following a change in control of the Company (as defined in the agreements), the Company terminates the employee's employment without cause (other than for death, retirement or disability) or the employee terminates the employee's employment for good reason (as defined in the agreements), the employee will receive from the Company a lump sum payment as a severance benefit. The amount of such payment will be equal to three times the employee's annual full base salary (excluding bonus) for Messrs. Baumgartner, Capra and Fredianelli, and two times the employee's annual full base salary (excluding bonus) for Messrs. Schuda, Smith and Lucero. All Compensation Agreements expire in November 1999 if a change in control of the Company has not occurred or upon the employee's earlier termination for cause or by reason of the employee's death, disability or retirement.


                         COMPLIANCE UNDER SECTION 16(a)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

     Based solely on its review of the copies of forms furnished to the Company and written representations from its executive officers and directors, the Company believes that all Section 16(a) filing requirements were met during fiscal 1996, except that a Form 3 giving an initial statement of beneficial ownership of equity securities was filed late by Bert E. Smith, Vice President, Operations and John A. Lucero, Vice President, Sales and Marketing.


                                 OTHER MATTERS

     The  Company  knows of no other  matters to be  submitted  to the  Meeting.
However, if any other matters properly come before the Meeting or any adjournment or postponement thereof, it is the intention of the proxy holders to vote the shares they represent as the Board of Directors may recommend.

                                   By Order of the Board of Directors



                                   Ronald E.  Fredianelli,
                                   Secretary


Dated:  January 2, 1997
Sunnyvale, California

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